Exhibit 3.33

SOSID: 0062894 Date Filed: 10/4/2007 10:08:00 AM Elaine F. Marshall North Carolina Secretary of State C200727600302
State of North Carolina
Department of the Secretary of State
ARTICLES OF ORGANIZATION
INCLUDING ARTICLES OF CONVERSION
     Pursuant to §§ 57C-2-21, 57C-9A-01 and 57C-9A-03 of the General Statutes of North Carolina, the undersigned converting business entity does hereby submit these Articles of Organization Including Articles of Conversion for the purpose of forming a limited liability company.
1.	The name of the limited liability company is Greensboro Pathology, LLC. The limited liability company is being formed pursuant to a conversion of another business entity.

2.	The name of the converting business entity is Greensboro Pathology Associates, P.A., and the organization and internal affairs of the converting business entity are governed by the laws of the state of North Carolina. A plan of conversion has been approved by the converting business entity as required by law.

3.	The converting business entity is a domestic corporation formed under the laws of the state of North Carolina.

4.	The duration of this limited liability company is perpetual. The limited liability company’s purpose is to do all things and engage in all activities and business permitted under applicable North Carolina law.

5.	The person executing these articles of organization is the organizer of the converting business entity, who is executing these articles in the capacity of an organizer and not as a member, and whose name and address are as follows:
Larry E. Robbins
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
6.	The street and mailing address and county of the initial registered and principal office of the limited liability company is 706 Green Valley Road, Greensboro, Guilford County, North Carolina 27408.

7.	The name of the initial registered agent is Ernest A. Andree.

8.	The limited liability company shall be manager-managed. Except as provided by N.C.G.S. Section 57C-3-20(a), the members of the limited liability company shall not be managers by virtue of their status as members.

9.	Except to the extent that the North Carolina General Statutes prohibit such limitation or elimination of liability of managers for breaches of duty, no person who is serving, or who has served, as a manager of the Company shall be personally liable to the Company or to any of its members for monetary damages for breach of duty as a manager, except as provided in the Company’s operating agreement, as amended from time to time. No amendment to or repeal of this provision and no adoption of a provision inconsistent herewith shall apply to or have any effect on the liability or alleged liability of any manager of the Company for or with respect to any acts or omissions of such manager occurring prior to such amendment, repeal, or adoption of an inconsistent provision. The provisions of this Article shall not be deemed to limit or preclude indemnification of a manager by the Company for any liability that has not been eliminated by the provisions of this Article.

10.	These articles will be effective upon filing.

This is the 2nd day of October, 2007.

/s/ Larry E. Robbins
Larry E. Robbins, Organizer, not a member